UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71095

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 3/15/2024 AND ENDING 12/31/2024
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 1031 Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

25300 West 13 Mile Road
(No. and Street)

Franklin   MI   48025
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kimberly Ryan   248-224-8713   kim.ryan@1031securities.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road   Olathe   KS   66062
(Address)   (City)   (State)   (Zip Code)

01/05/2015   6075
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Walsh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 1031 Securities Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEORGIE NG
NOTARY PUBLIC, WAYNE COUNTY, MI
My Commission Expires 08/16/2028
Acting in the County of Oakland

Notary Public

Signature:

Title:
Chief Executive Officer

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

1031 Securities Inc.

**Financial Statements and Supplemental Schedules
pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
For the period March 15, 2024, to December 31, 2024**

1031 Securities Inc.
For the Period March 15, 2024, to December 31, 2024

CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of 1031 Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of 1031 Securities, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 1031 Securities, Inc. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 1031 Securities, Inc.'s management. Our responsibility is to express an opinion on 1031 Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 1031 Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the 2024 financial statements have been restated to correct a misstatement. Our opinion is not modified with respect to this matter.

We have served as 1031 Securities, Inc.'s auditor since 2025.

Olathe, Kansas

March 19, 2025, except as to note 9, which is as of May 6, 2025

1031 Securities Inc.
Statement of Financial Condition
For the Period March 15, 2024, to December 31, 2024

Assets

Cash	$ 215,403
Commissions receivable	20,145
Prepaid expenses	22,727
Fixed assets, net	2,544
TOTAL ASSETS	**$ 260,819**

Liabilities and Stockholder's Equity

Accounts payable	$ 21,791
Accrued taxes	38,875
Accrued commission	11,763
Total Liabilities	72,429
Paid-In-Capital	$ 74,966
Retained Earnings	113,424
Total Stockholder's Equity	188,390
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 260,819**

Confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

See notes to financial statements

1031 Securities Inc.
Notes to Financial Statements
For the Period March 15, 2024, to December 31, 2024

Note 1 – <u>Organization</u>

1031 Securities, Inc. ("Company"), was organized as a Corporation in the State of Michigan on October 5, 2023. On March 15, 2024 the Financial Industry Regulatory Authority ("FINRA") approved the Company's application to act as a Broker registered with the Securities and Exchange Commission ("SEC"). 1031 Securities Inc. is a e Securities Investor Protection Corporation ("SIPC").

The Company has adopted a calendar year.

The Company's operations consist primarily of selling tax shelters or limited partnerships in primary distributions, private placement of securities on a best-efforts basis and due diligence related to private placements, and commission sharing. The majority of the Company's customers are individuals located throughout the United States.

Note 2 - <u>Significant Accounting Policies</u>

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and cash equivalents

The Company's cash consists of cash on deposit with bank. Cash equivalents represent money market funds or short-term investments with original maturities of three months or less from the date of purchase. The Company does not have any cash equivalents.

Revenue Recognition

The Company's revenue recognition policies are as follows.

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-effort basis. The Company, operating as a placement agent, earns a selling commission and due diligence fee equal to the gross sale price by the agreed upon rates. Commissions and due diligence fees are recognized on the date of approval by the home office. The

Note 2 –Summary of Significant Accounting Polices (continued)

Company believes that the performance obligation is satisfied on the date approved at the home office because that is when the underlying private placement interest is defined, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Accounts Receivable

The Company's receivables from broker-dealers include amounts receivable from unsettled trades placed directly with the sponsor company. The amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The company continually reviews the credit quality of its counterparties.

Income Taxes

The Company was incorporated in October 2023 but did not have taxable activity requiring an income tax provision in 2023. As a result, this is the first year in which the Company is filing an income tax return. As of December 31, 2024, the Company has not identified any temporary differences requiring the recognition of deferred tax assets or liabilities.

The Company is also subject to state income taxes.

As of December 31, 2024, the Company had no uncertain tax positions, or interest of penalties that qualify for either recognition or disclosure in the financial statements. In accordance with FASB ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2024, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. At December 31, 2024, the Company has no tax positions that would not be held up under examination.

Recently Adopted Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

1031 Securities Inc.
Notes to Financial Statements
For the Period March 15, 2024, to December 31, 2024

Note 2 – <u>Summary of Significant Accounting Polices (continued)</u>

For the period ending December 31, 2024, the Company has adopted ASU 2023-07, Segment reporting topic 280. The Company has evaluated the implications, if any, of this pronouncement and the possible impact it may have on the Company's financial statements. Management has determined that the pronouncement has limited application to the Company and implementation did not have a material impact on the financial statements taken as a whole.

Note 3 – <u>Net Capital Requirements</u>

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2024, the Company had excess capital in the amount of $81,234. The aggregate indebtedness was $129,717, which resulted in a minimum net capital required of $16,215. The Company had net capital of $97,449 which was in excess of the minimum $16,215 by $81,234. The ratio of aggregate indebtedness to net capital was 1.3311 to 1.

Note 4 – <u>Segment Reporting</u>

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, private placement segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company has determined it has a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results, using net income that is also reported on the income statement as net income. There are no reconciling items to the income statement. The measurement of segment assets is reported on the balance sheet as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the private placement segment or into other parts of the entity. The Company's CODM is the CEO. The nature of business and accounting policies of the private placement segment are the same as described in the organization and nature of business and summary of significant accounting policies.

1031 Securities Inc.
Notes to Financial Statements
For the Period March 15, 2024, to December 31, 2024

Note 5 –Economic Dependency

A registered securities representative of the Company generated approximately 62% of the Company's total revenue. This registered representative's compensation was approximately 57% of the Company's total compensation and related costs and approximately 40% of the commissions payable at the end of the period. The Company is economically dependent on this registered representative.

Note 6 – Concentration of Risk

The Company maintains its cash with one major financial institution, which at times may exceed the FDIC limit. The Company has not experienced any losses in such account.

Note 7 – Contingencies

As of December 31, 2024 the Company had no commitments or contingencies that required disclosure.

Note 8 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2024, through the date which the financial statements were available to be issued and there were no subsequent events identified.

Note 9 – Amendment Due to Reclassification

Subsequent to the issuance of the originally filed audited financial statements, the Company determined that an amount previously recorded as an officer loan was misclassified. Management concluded that the amount should have been recorded as contract labor expense in accordance with U.S. generally accepted accounting principles. The financial statements have been amended to reflect this correction. The reclassification resulted in a decrease to total assets, total liabilities, and net income for the period ending December 31, 2024.